(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-31029-40 CUSIP NUMBER 59514P-10-9

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Microtune, Inc.

_____________________________________________________________________________________________

Full Name of Registrant

not applicable

_____________________________________________________________________________________________

Former Name if Applicable

2201 Tenth Street

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Plano, Texas 75074

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 30, 2003 we announced that our Board of Directors determined to restate our audited financial results for 2001 and to adjust our unaudited financial results for the third and fourth quarter of 2001 and each of the first three quarters of 2002. The Board’s determinations are based on findings and preliminary conclusions from our ongoing Audit Committee inquiry.

Based upon the foregoing, we are unable to complete our Form 10-Q for the quarter ended March 31, 2003 within the prescribed time period without unreasonable expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy A. Richardson _________________________________ (Name)	(972) _____________________ (Area Code)	673-1886 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K and Definitive Proxy Statement for the year ended December 31, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2002 our unaudited quarterly results will be restated based on findings and preliminary conclusions from our ongoing Audit Committee inquiry which include accounting errors and inaccuracies arising from (a) price protection arrangements provided to certain customers, (b) expanded rights of return granted to certain customers, (c) extended payment terms granted to certain customers and related lack of payments by such customers, and (d) shipments of product to certain customers in excess of orders received from such customers at the time of shipment. We anticipate that our net revenue for the three months ended March 31, 2002 to be increased by $0.3 million from $18.2 million and our net loss for the three months ended March 31, 2002 to be decreased by approximately $0.2 million from $13.1 million.

Microtune, Inc.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2003                                                                                       By    /s/  NANCY A. RICHARDSON

                                                                                                                               Name: Nancy A. Richardson

                                                                                                                               Title: CFO and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Last update: 10/8/2002